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Media: Jeffrey Smith, 312.558.8727
Analysts: Janet Bergman, 312.558.8651


SARA LEE CORPORATION COMMENCES TENDER OFFER
AT $10.50 PER SHARE FOR CHOCK FULL O'NUTS CORPORATION


CHICAGO (May 7, 1999) - Sara Lee Corporation today announced that it has commenced its previously announced cash tender offer to purchase all outstanding shares of Chock full o'Nuts Corporation for $10.50 per share, all of its outstanding 7% convertible senior subordinated debentures due 2012 for $1275.82 per $1,000 bond and all of its 8% convertible subordinated debentures due 2006 for $1,344.43 per $1,000 bond.

The tender offer is subject to certain conditions, including the tender of shares and bonds resulting in Sara Lee holding securities representing
2/3 of the shares outstanding on a fully diluted basis, the board of Chock full o'Nuts having redeemed or otherwise rendered its stockholder rights plan inapplicable, the board having rendered the New York business combination statute inapplicable to the offer and expiration of the anti-trust waiting period. The complete terms and conditions of the offer are set forth in Sara Lee's Offer to Purchase, which was filed with the Securities and Exchange Commission today as an exhibit to Sara Lee's Schedule 14D-1 and will be mailed to Chock full o'Nuts securityholders beginning next week.

Sara Lee Corporation is a global consumer packaged goods company with more than $20 billion in annual revenues. Its leading brands include SARA LEE, DOUWE EGBERTS, HILLSHIRE FARM, HANES, COACH, AND PLAYTEX.

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